UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MPC CORPORATION
(f/k/a Hyperspace Communications, Inc.)
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

44915D 10 3
(CUSIP Number)

November 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 pages

Schedule 13G

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1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Crestview Capital Master, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 3,335,823 (See Item 4)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,335,823 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,823 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.88%[1]
12	Type of Reporting Person OO

1  Based on 33,755,490 shares of common stock of the issuer outstanding on October 1, 2007

Schedule 13G

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1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Crestview Capital Master, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 3,335,823 (See Item 4)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,335,823 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,335,823 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.88%[2]
12	Type of Reporting Person OO

2  Based on 33,755,490 shares of common stock of the issuer outstanding on October 1, 2007

Schedule 13G

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This Amendment No. 1 (“Amendment No. 1”) is being filed jointly by Crestview Capital Master, LLC and Crestview Capital Partners, LLC (each, a “Reporting Person” and, collectively, the “Reporting Persons”) and amends and restates the Schedule 13G filed by the Reporting Persons on May 1, 2006, as well as all Schedule 13G filings by the Reporting Persons with respect to Hyperspace Communications, Inc.

Item 1(a):	Name of Issuer.

MPC Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices.

906 E. Karcher Road Nampa, ID 83687

Item 2(a):	Name of Person Filing.

Crestview Capital Master, LLC (“Crestview”) Crestview Capital Partners, LLC (“Crestview Partners”)

Item 2(b):	Address of Principal Business Office or, if none, Residence.

c/o Crestview Capital Funds 95 Revere Drive, Suite A Northbrook, Illinois 60062

Item 2(c):	Citizenship.

Crestview is a Delaware limited liability company.

Crestview Partners is an Illinois limited liability company.

Item 2(d):	Title of Class of Securities.

Common Stock, no par value per share (“Common Stock”)

Item 2(e):	CUSIP Number.

44915D 10 3

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Schedule 13G

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(a)
Immediately prior to the Issuer’s consummation of the transactions disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 9, 2007 (collectively, the “Transaction”), Crestview was the beneficial owner of 1,443,120 shares of Common Stock including (i) 1,199,500 shares of Common Stock and (ii) 243,620 shares of Common Stock issuable upon exercise of a warrant, in each case, held by Crestview, which represented beneficial ownership of 9.99% of the issued and outstanding shares of Common Stock based on (1) 14,202,026 shares of Common Stock issued and outstanding as disclosed in the Form 10-Q/A filed by the Issuer with the SEC on August 20, 2007 for the quarterly period ended June 30, 2007 plus (2) 243,620 shares of Common Stock issuable upon exercise of such warrant. As of such time, Crestview also owned a debenture and other warrants of the Issuer (all of which were acquired from the Issuer in the transactions disclosed in the Forms 8-K filed by the Issuer with the SEC on April 24, 2006 and September 11, 2006) that would have been convertible and exercisable into an aggregate of 7,491,546 shares of Common Stock absent the Blocker described below. The terms and conditions of such transactions were reported by the Issuer on such Forms 8-K. The terms of such debenture and such warrants each contained a blocker provision (the “Blocker”) under which the holder thereof did not have the right to convert such debenture or exercise such warrants to the extent that such conversion or exercise would result in beneficial ownership by the holder thereof of more than 9.99% of the shares of Common Stock then issued and outstanding. Without such Blockers, 8,917,166 shares of Common Stock would have been beneficially owned as of such time. Since Crestview already beneficially owned 9.99% of the outstanding shares of Common Stock, such debentures and warrants were not convertible or exercisable.

As more fully described in the Form 8-K filed by the Issuer with the SEC on September 11, 2006, Crestview, among other things, entered into a consulting relationship with the Issuer and was granted (1) the right to appoint, or nominate for shareholder approval, a person selected by Crestview as a member of the Issuer’s board of directors and (2) to approve the Issuer’s search for and hiring of a chief executive officer and a chief financial officer. Pursuant to a written agreement entered into with the Issuer on August 9, 2007, Crestview and the Issuer agreed, acknowledged and confirmed that (i) Crestview never exercised or sought to exercise such right to so appoint or nominate a person selected by Crestview as a member of the Issuer’s board of directors, such right had been waived by Crestview, and, for formal clarification purposes, Crestview irrevocably waived forever any such right, (ii) that the agreement between Crestview and the Issuer relating to such consulting relationship was previously terminated and was of no further force or effect, (iii) any and all rights of, and obligations to, Crestview with respect to such approval right on the Issuer’s search for and hiring of a chief executive officer and a chief financial officer had been previously satisfied and no longer were applicable and, for formal clarification purposes, Crestview irrevocably waived forever any such rights and (iv) Crestview and its related persons and entities were not acting in any capacity other than as a passive investor in the Issuer. Subsequent to August 9, 2007, Crestview entered into a written agreement with the Issuer pursuant to which Crestview, among other things, agreed to exercise its warrants in connection with the consummation of the Transaction. In connection with the consummation of the Transaction, Crestview also entered into a written agreement with the Issuer pursuant to which it agreed, among other things, to convert its debenture. Each of such exercise and conversion agreements were negotiated and entered into in response to requests from the Issuer and each contained a condition and provision that Crestview’s exercise of such warrants and conversion of such debenture not result in Crestview beneficially owning in excess of 9.99% of the outstanding shares of Common Stock.

Schedule 13G

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In connection with the consummation of the Transaction, Crestview, pursuant to such exercise and conversion agreements with the Issuer, (i) exercised all of such warrants for 1,476,658 shares of Common Stock and 57,192 shares of Series A Preferred Stock (as defined below), (ii) converted the entire amount of such debenture into 255,733 shares of Series A Preferred Stock and (iii) was issued 659,665 shares of Common Stock in satisfaction of accrued interest and other amounts owed to Crestview by the Issuer. Accordingly, as a result of such exercises and conversions, immediately following the consummation of the Transaction, Crestview beneficially owned 3,335,823 shares of Common Stock, which represented beneficial ownership of 9.88% of the issued and outstanding shares of Common Stock (based on 33,755,490 shares of Common Stock of the Issuer outstanding on October 1, 2007).

As described above, Crestview now also owns 312,925 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer. Such shares of Series A Preferred Stock are ultimately convertible into an aggregate of 6,258,500 shares of Common Stock but only at such time as the conversion of all such shares of Series A Preferred Stock would result in beneficial ownership by the holder thereof of no more than 9.99% of the shares of Common Stock then issued and outstanding. As a result of such conversion provision and limitation, Crestview does not beneficially own any of the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. If such conversion limitation did not apply, 9,594,323 shares of Common Stock would be beneficially owned by Crestview. However, because Crestview already beneficially owns 9.88% of the outstanding shares of Common Stock, none of such shares of Series A Preferred Stock are convertible and the underlying shares of Common Stock are not included in the calculations of beneficial ownership of Crestview.

Crestview Partners is the sole manager of Crestview, and as such has the power to direct the vote and to direct the disposition of investments beneficially owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the foregoing shares of Common Stock owned by Crestview. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom are United States citizens, are managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock; however each expressly disclaims beneficial ownership of such shares of Common Stock.

(b)
As described above, immediately following the consummation of the Transaction, Crestview beneficially owned 3,335,823 shares of Common Stock, which represented beneficial ownership of 9.88% of the issued and outstanding shares of Common Stock (based on 33,755,490 shares of Common Stock of the Issuer outstanding on October 1, 2007). Crestview Partners may be deemed to own the same 9.88% of the outstanding shares of Common Stock as a result of its power to direct the vote and to direct the disposition of investments beneficially owned by Crestview as its sole manager.

Schedule 13G

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(c)
Immediately following the consummation of the Transaction, Crestview had the power to vote and to dispose of 3,335,823 shares of Common Stock and Crestview Partners had the power to direct the vote and to direct the disposition of such 3,335,823 shares of Common Stock.

Item 5:	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8:	Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2007

Crestview Capital Master, LLC

By:	Crestview Capital Partners, LLC,
its Sole Manager

By:	/s/ Stewart Flink
Stewart Flink, Manager

Crestview Capital Partners, LLC

By:	/s/ Stewart Flink
Stewart Flink, Manager

Schedule 13G

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EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of MPC Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 2, 2007.

Crestview Capital Master, LLC

By:	Crestview Capital Partners, LLC,
its Sole Manager

By:	/s/ Stewart Flink
Stewart Flink, Manager

Crestview Capital Partners, LLC

By:	/s/ Stewart Flink
Stewart Flink, Manager